Organigram Announces Board Nominees

Company announces new Board nominees, date of Shareholder
Meeting and expected filing date for Annual Financials as it p repares for implementation of strategic objectives

Moncton, New Brunswick, /CNW/ – November 20, 2018 - Organigram Holdings Inc. (TSX-V: OGI, OTCQB: OGRMF) (the “Company”) announces its slate of director nominees for election at its next Annual and Special Meeting (“Meeting”) of shareholders (“Shareholders”) to be held at the offices of McMillan LLP, Brookfield Place, Suite 4400, 181 Bay Street, Toronto, Ontario M5J 2T3, on Friday, December 7, 2018 at 10:00 a.m. (Toronto Time). The slate is comprised of two new director nominees and five current directors.

Sherry Porter and Dexter John will stand for election at the Meeting as new Board of Director nominees and current directors, Peter Amirault, Michel Bourque, Derrick West, Dr. Kenneth Mitton and Gregory Engel will stand for reelection.

"Organigram benefits every day from the strategic stewardship of our Board of Directors," says Greg Engel, CEO, Organigram. "The tremendous experience and expertise of this team will help ensure the Company continues to thrive and that we continue to build our reputation as a national and global leader in cannabis production. We are very pleased to nominate both Sherry and Dexter to the Board with their combined considerable governance expertise. As we implement a number of strategic objectives over the coming months we will benefit from the increased capability of our Board."

The Company anticipates making further announcements on strategic objectives geared at maximizing shareholder value in the coming weeks. Board Nominees are subject to the approval of Shareholders at the Meeting.

The biographies of the Board nominees are set forth below:

Dexter John

Mr. Dexter John, LLB, is the Executive Vice President of D.F. King (Canada) and is responsible for sales across the Canadian enterprise. Mr. John has over 20 years of experience in the capital markets and has spent six years in structured finance where he executed over $4 billion in transactions. He has worked at a major Canadian law firm as a Securities Associate, focusing on the public equities market with emphasis on mergers and acquisitions. In addition, Mr. John also has regulatory experience through his tenure at the Investment Industry Regulatory Organization of Canada (IIROC), the Ontario Securities Commission (OSC) and the TSX. Mr. John also holds the ICD.D designation and currently serves on the Board of Directors of Prosper Gold Corp. (CVE).

Sherry Porter

Ms. Porter is a seasoned executive with 30 years of experience with a myriad of organizations in Canada. She has held senior corporate roles with Sobeys Inc., Nova Scotia Power, Shoppers Drug Mart and The Caldwell Partners. She also has experience with trade associations in the grocery and retail drug area. She was the founding President & CEO of the Canadian Association of Chain Drug Stores, working with the CEO’s of the traditional drug chains, mass merchants and grocery operations in Canada. Ms. Porter chaired the Board of Directors of the Nova Scotia Liquor Corporation from 2010-2017 and is currently a board member of the Halifax International Airport Authority and Pharmasave Atlantic. She is a Governor of Dalhousie University, where she serves as Vice Chair and Chair of the Community Engagement committee, and board member of the QEII Health Sciences Centre Foundation and the Symphony Nova Scotia Foundation.

Financial Statements

The Company announces that it anticipates filing its annual financial statements on or about November 30, 2018.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Trailblazer, Ankr Organics and Trailer Park Buds. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Government of Canada.

For Investor Relations inquires, please contact:

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232-0121

For Media inquires, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653